mondi

RECEIVED

2009 FEB 12 A 10:51

London Office

Building 1, 1st Floor
Aviator Park, Station Road
Addlestone KT15 2PG, United Kingdom
Tel: +44 (0)1932 826300
Fax: +44 (0)1932 826350
www.mondigroup.com

09045330

10 February 2009

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
USA

SUPPL

Dear Sir

MONDI LIMITED – FILE NO. 82-35166
MONDI plc – FILE NO. 82-35165

In accordance with Rule 12g3-2(b), please find enclosed the following documents:

Mondi Limited

- Annual return for the year to December 2008 – filed with the South African Companies Registration Office on 6 February 2009.

Mondi plc

- Form 353a notifying a change to the location of the register of members – filed with the UK Registrar of Companies on 19 January 2009.

Should you have any queries, please don't hesitate to contact me.

Yours faithfully

Jenny Peterkin
Company Secretarial Assistant
Mondi Group

Tel. +44 (0)1932 826368
Fax. +44 (0)1932 826351
Email. jenny.peterkin@mondigroup.com

PROCESSED
MAR 2 2009
THOMSON REUTERS

Certificate issued by the Registrar of Companies & Close Corporations on Friday, February 06, 2009 15:00
Certificate of Annual Return for period: 2008/12

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	**1967/013038/06**
Enterprise Name	**MONDI LIMITED**
Enterprise Shortened Name	
Enterprise Translated Name	
Enterprise Trading Name	
Main Business	**PAPER AND PACKAGING**
Standard Industrial Classification(s)	**WHOLESALE AND RETAIL TRADE; REPAIR OF MOTOR VEHICLES, MOTOR CYCLES AND PERSONAL AND HOUSEHOLD GOODS; HOTELS AND RESTAURANTS**
Financial year end	**December**
Financial Statements	
Holding Company	
Annual General Meeting	
Registration Date	**11/12/1967**
Business Start Date	
Enterprise Type	**Public Company**
Postal Address	**POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH 2076**
Address of registered office	**4TH FLOOR NO 3 MELROSE BOULEVARD MELROSE ARCH 2196**
Telephone Number	**(011) 9945400**
Fax Number	**(086) 5204146**
Website (URL)	
Email Address	
Cell Number	

RECEIVED 2009 FEB 12 A

Auditor

Name	**DELOITTE AND TOUCHE**	
	Status	**Current**
	Type	**ACC**

Profession	**The Association of Chartered Certified Accountants (ACCA)**
Membership / Practice No	**123456789**
Business Address	**DELOITTE AND TOUCHE PLACE THE WOODLANDS CNR WOODLANDS AND KELVIN DRIVE WOODMEAD 2199**
Postal Address	**PRIVATE BAG X6 GALLO MANOR 2052**
Telephone number	
Fax number	
Cell Number	
Email	
Start Date	**20/12/1967**

Company Secretary

First Names **PHILIP ALBERT**

Surname **LAUBSCHER**

Initials	**PA**
ID Number	**5511185026086**
Country (of residence)	**South Africa**
Status	**Active**
Profession / Occupation	
Business Address	
Postal Address	**POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH 2076**
Telephone number	
Fax number	
Cell Number	
Email	
Start Date	**23/01/2001**

Directors / Officers / Local Managers

Type **Director**

First Names	**ANDREW CHARLES WALLIS**
Surname	**KING**
Initials	**ACW**
ID Number	**6909135109086**
Date of Birth	**13/09/1969**
Country of Residence	**South Africa**

	Status	**Active**
	Profession / Occupation	
	Business Address	
	Residential Address	**9 PORTER AVENUE MELROSE NORTH JOHANNESBURG 2196**
	Postal Address	**POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH 2076**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**23/10/2008**
Type	**Director**	
	First Names	**CYRIL MATAMELA**
	Surname	**RAMAPHOSA**
	Initials	**CM**
	ID Number	**5511175681087**
	Date of Birth	**17/11/1952**
	Country of Residence	**South Africa**
	Status	**Active**
	Profession / Occupation	
	Business Address	
	Residential Address	**29 TEESDALE HYDE PARK JOHANNESBURG 2196**
	Postal Address	**SUITE 167 PRIVATE BAG X9924 SANDTON 2146**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**03/12/2004**
Type	**Director**	
	First Names	**ANNE CECILE**
	Surname	**QUINN**
	Initials	**AC**
	ID Number	**510407**

	Date of Birth	**04/07/1951**
	Country of Residence	**New Zealand**
	Status	**Active**
	Profession / Occupation	
	Business Address	
	Residential Address	**31 CAPITAL WHARF 50 WAPPING HIGH STREET LONDON E1W 1LY 0000**
	Postal Address	**POSTNET SUITE#444 PRIVATE BAG X1 MELROSE ARCH 2076**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**23/05/2007**
Type	**Director**	
	First Names	**DAVID ANDREW**
	Surname	**HATHORN**
	Initials	**DA**
	ID Number	**6205215098004**
	Date of Birth	**21/05/1962**
	Country of Residence	**South Africa**
	Status	**Active**
	Profession / Occupation	
	Business Address	
	Residential Address	**17B SPRINGHILL ROAD RIVERCLUB 2149**
	Postal Address	**POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH 2076**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**07/05/1997**
Type	**Director**	
	First Names	**DAVID MICHAEL**

	Surname	**WILLIAMS**
	Initials	**DM**
	ID Number	**470601**
	Date of Birth	**18/01/1946**
	Country of Residence	**British Virgin Islands**
	Status	**Active**
	Profession / Occupation	
	Business Address	
	Residential Address	**BUNZL PLC 110 PARK STREET LONDON WIK 6NX 0000**
	Postal Address	**POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH 2076**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**23/05/2007**
Type	**Director**	
	First Names	**PETER JOSEF**
	Surname	**OSWALD**
	Initials	**PJ**
	ID Number	**620510**
	Date of Birth	**29/10/1960**
	Country of Residence	**Austria**
	Status	**Active**
	Profession / Occupation	
	Business Address	
	Residential Address	**COBENZLGASSE 109 1190 VIENNA AUSTRIA 0000**
	Postal Address	**POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH 2076**
	Telephone number	
	Fax number	
	Cell Number	
	Email	

	Start Date	**01/01/2008**
Type	**Director**	
	First Names	**IMOGEN NONHLANHLA**
	Surname	**MKHIZE**
	Initials	**IN**
	ID Number	**6305160715089**
	Date of Birth	**16/05/1963**
	Country of Residence	**South Africa**
	Status	**Active**
	Profession / Occupation	
	Business Address	
	Residential Address	**6 KERHODE PLACE DURBAN NORTH 4051**
	Postal Address	**POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH 2076**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**23/05/2007**
Type	**Director**	
	First Names	**SIR JOHN**
	Surname	**PARKER**
	Initials	**SJ**
	ID Number	**420804**
	Date of Birth	**08/04/1942**
	Country of Residence	**British Virgin Islands**
	Status	**Active**
	Profession / Occupation	
	Business Address	
	Residential Address	**KEMENDINE COURT WOOD NEWTOWN FERRERS DEVON PL 8 IBW 0000**
	Postal Address	**POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH 2076**
	Telephone number	

	Fax number	
	Cell Number	
	Email	
	Start Date	**23/05/2007**
Type	**Director**	
	First Names	**COLIN STEPHEN**
	Surname	**MATTEWS**
	Initials	**CS**
	ID Number	**570804**
	Date of Birth	**20/04/1956**
	Country of Residence	**British Virgin Islands**
	Status	**Active**
	Profession / Occupation	
	Business Address	
	Residential Address	**BRAE COTTAGE BUTE AVENUE RICHMOND SURREY 27 AX 0000**
	Postal Address	**POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH 2076**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**23/05/2007**

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, Pretoria
Call Centre Tel: 086 184 3304, Fax (012) 328 3051, www.cipro.gov.za

Companies House
— for the record —

353a (ef)

Register of members kept in non-legible form

Received for filing in Electronic Format on the: **19/01/2009**

AJJNFV0NG

Company Number: **06209386**

Company Name in full: **MONDI PLC**

gives notice, in accordance with regulation 3(1) of the Companies (Registers and Other Records) Regulations 1995, that the place for inspection of the register of members which the company keeps in a non-legible form is at:

EQUINITI LIMITED HOLM OAK BUSINESS PARK
MARTLETS WAY, GORING-BY-SEA
WORTHING
WEST SUSSEX
UNITED KINGDOM
BN12 4QY

Authorisation

Authoriser Designation: **secretary** *Date Authorised:* **19/01/2009** *Authenticated:* **Yes (E/W)**

2009 FEB 12 A 10:51

END